L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

November 17, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	L&F Acquisition Corp. Registration Statement on Form S-1 Filed October 15, 2020, as amended File No. 333-249497

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 16, 2020, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on November 17, 2020, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Peter Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Gerchen
Adam Gerchen
Chief Executive Officer